AP 3/28

CM

12012964

SECURIT[illegible] [illegible]ON

[illegible] 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coker & Palmer, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 Lelia Drive
(No. and Street)

Jackson	Mississippi	39216-4818
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. David Coker (601) 354-0860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haddox Reid Burkes & Calhoun PLLC
(Name – *if individual, state last, first, middle name*)

One Jackson Place, Suite 500	Jackson	Mississippi	39201
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. David Coker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coker & Palmer, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

President

Title

NOTARY PUBLIC
ID # 6516
DIANA EGGER
Notary Public
Expires Aug. 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structures

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COKER & PALMER, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2011 AND 2010

CONTENTS

HADDOX
REID
BURKES &
CALHOUN PLLC
CPAs & Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coker & Palmer, Inc.

We have audited the accompanying statements of financial condition of Coker & Palmer, Inc. as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 27, 2012

One Jackson Place, Suite 500 ▪ P.O. Drawer 22507 ▪ Jackson, MS 39225-2507 ▪ Ph: 601-948-2924 ▪ Fx: 601-960-9154 ▪ www.hrbccpa.com

COKER & PALMER, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2011	December 31, 2010
CASH AND CASH EQUIVALENTS	$ 570,803	611,964
RECEIVABLES FROM & DEPOSITS WITH CLEARING BROKERS	26,977	31,166
OTHER ACCOUNTS RECEIVABLE	93,288	13,262
RECOVERABLE INCOME TAXES - Note 5	31,817	51,795
DEFERRED INCOME TAXES - Note 5	36,005	7,680
PREPAID EXPENSES	52,635	53,738
INVESTMENTS:		
Partnership interests - Note 9	101,689	144,997
FURNITURE AND EQUIPMENT. net of accumulated depreciation of $235,699 in 2011 and $214,071 in 2010 - Note 1	57,960	55,771
	$ 971,174	970,373

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
LIABILITIES:		
Accounts payable	$ 17,075	42,143
Accrued expenses	117,970	37,487
Note payable - Note 4	275,178	290,771
Deferred income taxes - Note 5	51,090	44,742
Total liabilities	461,313	415,143
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 1,000,000 shares authorized, 60,000 shares issued and outstanding - Note 7	600	600
Paid-in capital	70,458	70,458
Retained earnings	438,803	484,172
Total stockholders' equity	509,861	555,230
	$ 971,174	970,373

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2011	2010
REVENUE:		
Commissions	$ 3,979,418	3,905,853
Investment income:		
Interest	24	80
Realized and unrealized loss on investments	-	(13,860)
Income from partnership interests - Note 9	6,692	42,359
Other income	58,555	8,092
	4,044,689	3,942,524
EXPENSES:		
Compensation and related expenses	3,032,985	2,769,694
Brokerage and clearing fees	378,737	399,647
Occupancy and management services	186,493	219,399
Communications	31,688	38,645
Quote services	162,273	158,298
Depreciation expense	21,628	18,052
Other operating expenses	298,231	271,970
	4,112,035	3,875,705
INCOME (LOSS) BEFORE INCOME TAXES	(67,346)	66,819
INCOME TAX EXPENSE (CREDIT) - Note 5:		
Current portion	-	9,250
Deferred portion	(21,977)	11,620
	(21,977)	20,870
NET INCOME (LOSS)	$ (45,369)	45,949

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, JANUARY 1, 2010	$ 600	70,458	438,223	509,281
Net income for year	-	-	45,949	45,949
BALANCES, DECEMBER 31, 2010	600	70,458	484,172	555,230
Net loss for year	-	-	(45,369)	(45,369)
BALANCES, DECEMBER 31, 2011	$ 600	70,458	438,803	509,861

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (45,369)	45,949
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	21,628	18,052
Unrealized loss on equity securities	-	13,860
Income from investment partnerships	(6,692)	(42,359)
Deferred income taxes	(21,977)	11,620
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker	4,189	(6,524)
Other accounts receivable	(80,026)	(1,986)
Recoverable income taxes	19,978	62,933
Prepaid expenses	1,103	(3,428)
Increase in operating liabilities:		
Accounts payable and accrued expenses	55,415	17,127
Net cash provided by (used in) operating activities	(51,751)	115,244
CASH FLOWS FROM INVESTING ACTIVITIES:		
Distributions from investment partnership	50,000	41,366
Purchases of furniture and equipment	(23,817)	(8,814)
Net cash provided by investing activities	26,183	32,552
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(15,593)	(9,435)
Net cash used in financing activities	(15,593)	(9,435)

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS - CONTINUED:

	Years Ended December 31, 2011	2010
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (41,161)	138,361
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	611,964	473,603
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 570,803	611,964
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 29,406	20,565
Income taxes	$ -	8,400

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables and accounts payable approximate their fair values due to the short maturity of these instruments.

The Company records its investments in marketable securities at fair market value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of activities.

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Codification 820-10, *Fair Value Measurements*, which establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Fair Value of Financial Instruments - continued:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and brokerage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over three to seven years, the estimated useful lives of the assets.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

In accordance with FASB ASC 740-10, the Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2007-2010. In evaluating the Company's tax provisions and accruals, future taxable income and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC and SIPC insurance limit. At December 31, 2011, the Company's bank balance did not exceed the insured limit. At December 31, 2010, the Company exceeded the insured limit by approximately $194,805.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK - CONTINUED:

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 3 - INVESTMENTS

Investments are summarized as follows:

December 31, 2011

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Partnership interests	$ 22,679	101,689	-	101,689	-

Realized and unrealized gains on investments of $6,692 are reported on the statement of operations for the year ended December 31, 2011.

December 31, 2010

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Partnership interests	$ 59,883	144,997	-	144,997	-

Realized and unrealized gains on investments of $28,499 are reported on the statement of operations for the year ended December 31, 2010.

NOTE 4 - NOTE PAYABLE

Note payable was as follows as of December 31, 2011 and 2010:

		2011	2010
Note payable, collateralized by all accounts, contract rights, chattel paper, general intangibles, equipment, and furniture and fixtures, due in semi-annual installments of $15,000 to be applied to principal and interest at 6.75%. The final payment of principal and interest is due and payable on July 5, 2014.	$	275,178	290,771

Maturities of the note payable are as follows at December 31, 2011:

Year ended December 31:		
2012	$	5,810
2013		11,701
2014		257,667
	$	275,178

NOTE 5 - INCOME TAXES

The provision for Federal and state income taxes consists of the following:

		2011	2010
CURRENT INCOME TAXES:			
Federal income tax expense	$	-	4,872
State income tax expense		-	4,378
		-	9,250

NOTE 5 - INCOME TAXES - CONTINUED:

		2011	2010
DEFERRED INCOME TAXES RELATED TO:			
Depreciation	$	8,625	(1,428)
Unrealized gain on investments		(2,276)	14,512
Tax loss and tax credits carryforward		(25,230)	(1,464)
Accrued compensation		(3,096)	-
		(21,977)	11,620
Net income tax expense (credit)	$	(21,977)	20,870

The net deferred income tax liability results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

		2011	2010
DEFERRED TAX ASSET:			
Tax loss and tax credits carryforward	$	36,005	7,680
DEFERRED TAX LIABILITY:			
Excess of tax depreciation expensed over book depreciation expensed		(21,619)	(12,994)
Excess of unrealized gains on investments recognized for financial purposes over taxable amount		(29,471)	(31,748)
		(51,090)	(44,742)
Net deferred tax liability	$	(15,085)	(37,062)

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

NOTE 6 - NET CAPITAL REQUIREMENTS - CONTINUED:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had net capital of $187,557, which was $137,557 in excess of its required net capital of $50,000. At December 31, 2010, the Company had net capital of $272,729, which was $222,279 in excess of its required net capital of $50,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was 2.19 to 1 and 1.36 to 1 at December 2011 and 2010, respectively.

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 8 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. The Company had no discretionary contributions during 2011 and 2010.

NOTE 9 - RELATED PARTIES

The Company rents office space on a month to month basis in an office building owned by a separate company that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid for 2011 and 2010 was $139,156 and $127,300, respectively.

In February 1998, the Company organized a limited partnership, Navarre Partners, L.P., to invest funds in marketable securities. In addition, the Company organized a second limited

NOTE 9 - RELATED PARTIES - CONTINUED:

partnership, Tricolor Partners, Inc., in June 2004, that also invests funds in marketable securities. The Company is the general partner of both partnerships. The Company's interest in the partnerships is reported on the financial statements at an amount equal to the partners' capital account balance as follows:

		2011	2010
Balance per capital accounts at beginning of year	$	144,997	144,004
Distributions during the year		(50,000)	(41,366)
Allocable share of partnership income for the year		6,692	42,359
Capital balances at end of year	$	101,689	144,997

NOTE 10 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 9). The Company entered into an operating lease during 2009 for office equipment. Future minimum lease payments under this non-cancellable operating lease are as follows at December 31, 2011:

Year ended December 31:		
2012	$	4,584
2013		4,584
2014		3,820
	$	12,988

NOTE 11 - CONCENTRATIONS

For the years ended December 31, 2011 and 2010, no single customer generated more than 10% of the Company's commission revenue.

NOTE 12 - CONTINGENCIES

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all such claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 13 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring disclosure in the financial statements through February 27, 2012, the date the financial statements were approved by the Company's management and thereby available to be issued.

SUPPLEMENTAL INFORMATION

COKER & PALMER, INC. **SCHEDULE I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 600
Additional paid-in capital		70,458
Retained earnings		438,803
Deferred income taxes		51,090
		560,951
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	57,960	
Non-public partnership interest	101,689	
Receivables from non-customers	93,288	
Recoverable income taxes	31,817	
Prepaid expenses	52,635	
Deferred income taxes	36,005	
		373,394
Net capital before haircuts on securities positions		187,557
Less: Haircuts		-
Net capital		187,557
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	135,045	
Notes payable	275,178	
	410,223	
MINIMUM CAPITAL REQUIREMENTS (6.67% of $410,223 subject to minimum capital of $50,000)		50,000
Capital in excess of minimum requirement		$ 137,557
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.19 to 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED:
DECEMBER 31, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2011):

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 187,557
Net capital as computed above	$ 187,557

OTHER SCHEDULES
DECEMBER 31, 2011

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX
REID
BURKES &
CALHOUN PLLC

CPAs & Advisors

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Coker & Palmer, Inc.

In planning and performing our audit of the financial statements of Coker & Palmer, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions related to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Haddox Reed Burkes & Calhoun PLLC

February 27, 2012